UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012 (Report No. 1)
Commission File Number: 0-29871

RADVISION LTD.
 (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-127013, 333-141654, 333-155442, 333-155444, 333-164091 and 333-179425), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On March 14, 2012, RADVISION Ltd., an Israeli company (the “Company”), entered into a Merger Agreement  with Avaya Inc. (“Parent”), and RADVISION Acquisition Ltd., a newly formed Israeli company and a wholly owned indirect subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned indirect subsidiary of Parent.

A copy of the Company’s press release announcing the signing of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD.

By:	/s/ Rael Kolevsohn
Name: Rael Kolevsohn
Title: Corporate Vice President and General Counsel

Date: March 15, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: RADVISION Signs Definitive Merger Agreement with Avaya, dated March 14, 2012.